UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒         Form 40-F       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Second Quarter 2018 Results of International Game Technology PLC

On July 31, 2018, International Game Technology PLC (the “Company”) reported results for the second quarter and six months ended June 30, 2018.

On July 31, 2018, the Company announced that its Board of Directors declared an interim cash dividend of $0.20 per share on its ordinary shares. The dividend is payable on August 28, 2018 to holders of record as of the close of business on August 14, 2018.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith. In addition, a slide presentation relating to the results is set forth in Exhibit 99.2, which is being furnished herewith.

Other Matters

As disclosed in its Form 6-K dated May 21, 2018, the Company undertook an internal investigation with the assistance of outside counsel to assess, among other things, the extent of the involvement of certain employees of Company in potential ethics violations by employees of the Washington state lottery. These potential violations include, among others, the possible acceptance by such Washington state lottery employees of items of value beyond the limits of Washington state law and policy from various vendors, including the Company. The Company has concluded its internal investigation, including a review of its practices in certain jurisdictions outside of the State of Washington, and management does not believe this matter will have a material adverse impact on the Company.

As disclosed on its Form 6-K dated May 21, 2018, the Company will host an Investor Day on Thursday, August 2, 2018 in New York City. The primary focus of the event will be the Company’s global lottery operations. A live webcast may be accessed along with accompanying slides under “News, Events & Presentations” in the Investor Relations section of the Company’s website at www.IGT.com starting at 8:30 a.m. EDT. Please contact Investor_Relations@IGT.com to register for the event. A replay of the webcast and access to the accompanying slides will be available at www.IGT.com following the live event.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Reports Second Quarter 2018 Results,” dated July 31, 2018

99.2	Presentation “2018 Second Quarter Results ended June 30, 2018,” dated July 31, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Reports Second Quarter 2018 Results,” dated July 31, 2018

99.2	Presentation “2018 Second Quarter Results ended June 30, 2018,” dated July 31, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2018	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary